

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 9, 2017

Kevin Akeroyd
Chief Executive Officer
Cision Ltd.
130 E. Randolph Street
Chicago, Illinois 60601

   Re: **Cision Ltd.**
     Draft Registration Statement on Form S-1
     Submitted November 6, 2017
     CIK No. 0001701040

Dear Mr. Akeroyd:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

        Sincerely,

        /s/ Jan Woo

        Jan Woo
        Legal Branch Chief
        Office of Information Technologies
        and Services

cc: Dennis M. Myers, P.C.
   Kirkland & Ellis LLP